UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SIGMATRON INTERNATIONAL, INC.

(Name of Subject Company)

SIGMATRON INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

82661L101

(CUSIP Number of Class of Securities)

Gary R. Fairhead

Chief Executive Officer

2201 Landmeier Rd.

Elk Grove Village, IL 60007

(847) 956-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Grant J. Levine

Dmitriy A. Tartakovskiy

Greenberg Traurig, P.A.

101 East Kennedy Boulevard, Suite 1900

Tampa, FL 33602

(813) 318-5700

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C relates solely to the below listed preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Transom Axis AcquireCo, LLC, a Delaware limited liability company (“Parent”), and Transom Axis Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), to acquire all of the issued and outstanding shares of the common stock, par value $0.01 per share, of SigmaTron International, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of May 20, 2025, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Upon the consummation of the Offer, Merger Sub will merge with and into the Company pursuant to Section 251(h) of the Delaware General Corporation Law with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent.

1.	Exhibit 99.1: Press Release, dated May 21, 2025, issued by the Company and Parent (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, File No. 000-23248, filed on May 21, 2025).

2.	Exhibit 99.2: Frequently Asked Questions, sent to the Company’s employees on May 21, 2025.

Items #1-2 listed above were first used or made available on May 21, 2025.  In addition, the information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 21, 2025 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed acquisition of the Company, Merger Sub will commence a tender offer for all of the outstanding shares of common stock of the Company. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. It is also not a substitute for the tender offer materials that Parent and Merger Sub will file with the SEC upon commencement of the tender offer. At the time that the tender offer is commenced, Parent and Merger Sub will file tender offer materials on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND ANY OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY, PARENT OR MERGER SUB WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY THE COMPANY’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. A free copy of these materials will be available to the Company’s stockholders by visiting the Company’s website (https://sigmatronintl.com/investors/). In addition, these materials (and all other documents filed by the Company, Parent and Merger Sub with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. The information contained in, or that can be accessed through, the Company’s or Transom’s respective websites is not a part of, or incorporated by reference herein.

Forward-Looking Statements

Certain statements contained in this filing are “forward-looking statements.” Words such as “continue,” “anticipate,” “will,” “expect,” “believe,” “plan,” and similar expressions identify forward-looking statements. These forward-looking statements are based on the current expectations of the Company. All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements include, among others, statements relating to the Company’s or Transom’s future financial performance, business prospects and strategy, expectations with respect to the tender offer and the merger, including the timing thereof and the Company’s and Transom’s ability to successfully complete such transactions and realize the anticipated benefits. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others, the risks and uncertainties inherent in the tender offer and the merger, including, among other things, (i) regarding how many of the Company’s stockholders will tender their shares in the tender offer, (ii) the possibility that competing offers will be made, (iii) the ability to obtain requisite regulatory approvals, (iv) the ability to satisfy the conditions to the closing of the tender offer and the merger, (v) the expected timing of the tender offer and the merger, (vi) the possibility that the merger will not be completed, (vii) difficulties or unanticipated expenses in connection with integrating the parties’ operations, products and employees and the possibility that anticipated synergies and other anticipated benefits of the transaction will not be realized in the amounts expected, within the expected timeframe or at all, (viii) the effect of the announcement of the tender offer and the merger on the Company’s and Transom’s business relationships (including, without limitations, partners and customers), (ix) the risk that the Company’s stock price may fluctuate during the pendency of the tender offer and merger transactions, (x) the diversion of the Company’s or Transom’s respective management’s time and attention from ongoing business operations and opportunities, (xi) the response of competitors and other market participants to the transaction, (xii) potential litigation relating to the transaction, (xiii) uncertainty as to timing of completion of the transaction and the ability of each party to consummate the transaction, (xiv) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (xv) the expected tax treatment of the transaction, (xvi) and the impact of global macroeconomic conditions and supply chain challenges on the Company’s business and (xvii) other circumstances beyond the Company’s and Transom’s control. You should not place undue reliance on these forward-looking statements. Certain of these and other risks and uncertainties are discussed in the Company’s and Transom’s filings with the SEC, including the Schedule TO (including the offer to purchase, letter of transmittal and related documents) Transom and its acquisition subsidiary will file with the SEC, and the Solicitation/Recommendation Statement on Schedule 14D-9 that the Company will file with the SEC, and the Company’s most recent Form 10-K and Form 10-Q filings with the SEC. Except as required by law, neither the Company nor Transom undertakes any duty to update forward-looking statements to reflect events after the date of this filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated May 21, 2025, issued by the Company and Parent (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, File No. 000-23248, filed on May 21, 2025).
99.2	Frequently Asked Questions, sent to the Company’s employees on May 21, 2025.

3